WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 - 1000 FACSIMILE: (212) 403 - 2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN	ROBERT M. MORGENTHAU ERIC S. ROBINSON PATRICIA A. ROBINSON* LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN MICHELE J. ALEXANDER AMANDA K. ALLEXON** LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER
** ADMITTED IN THE STATE OF ILLINOIS

May 31, 2013

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mallinckrodt plc
Amendment No. 2 to Registration Statement on Form 10-12B
Filed May 8, 2013
File No. 001-35803

Dear Mr. Riedler:

On behalf of our client, Mallinckrodt plc (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 20, 2013, with respect to the filing referenced above.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 31, 2013

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (File No. 001-35803) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 3 marked to indicate changes from Amendment No. 2 to the Registration Statement filed on May 8, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 3.

Exhibit 99.1

General

1.	Please revise all financial statements and data to provide updated unaudited interim six months financial statements for both Mallinckrodt and the Pharmaceuticals business of Covidien plc as follows pursuant to
Rule 3-12 of Regulation S-X:

•	Summary Historical and Unaudited Proforma Combined Financial Data

•	Unaudited Proforma Condensed Combined Financial Statements

•	Selected Historical Combined Financial Data

•	MD&A

•	Combined Financial Statements

Response: The Information Statement has been revised in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, pages 45-50

2.	As a continuing reminder for future amendments, please quantify your proforma adjustments, proforma earnings per share and proforma weighted-average shares outstanding. Please be sure to disclose the relevant assumptions in the proforma amounts quantified.

Response: The Information Statement has been revised in response to the Staff’s comment.

*        *        *

We hope that the foregoing, and the revisions set forth in Amendment No. 3, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1005 or by email at VGoldfeld@wlrk.com.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 31, 2013

Sincerely,

/s/ Victor Goldfeld

Victor Goldfeld

Enclosures

cc:	Jack Kapples
Vice President and Corporate Secretary
Covidien plc

Miriam Singer
Vice President and Corporate Secretary, Pharmaceutical Products
Covidien plc